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                                                                Exhibit 3(ii)(b)

                         R. R. Donnelley & Sons Company
                              Amendment to By-Laws
                           Adopted September 25, 1997

RESOLVED, that Section 3.14 of the Company's by-laws be and hereby is amended to delete the existing Section 3.14 and insert a new Section 3.14 as follows:

     Section 3.14. Corporate Responsibility and Governance Committee.
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     The Board of Directors, by resolution adopted by a majority of the whole
     Board, may designate not fewer than three nor more than seven Directors to constitute a Corporate Responsibility and Governance Committee, which Committee shall oversee the Company's commitment to employee health and safety, equal employment opportunity and the environment.

     The Committee shall also recommend to the Board nominees for election to the Board of Directors in connection with any meeting of stockholders at which Directors are to be elected and persons for appointment to fill any Board vacancy which the Board of Directors is authorized under the By-Laws to fill, and may also recommend to the Board policies or guidelines concerning criteria for Board membership, the structure and composition of Board Committees, the size and composition of the Board and the selection, tenure and retirement of Directors and matters related thereto.

FURTHER RESOLVED, that Section 3.15 of the Company's by-laws be and hereby is amended to substitute "Corporate Responsibility and Governance Committee" for the term "Nominating and Governance Committee" wherever it appears.